Arcelor Mittal to build new service centre in Krakow (Poland)

Rotterdam/Luxembourg, March 16, 2007 - As part of its expansion strategy in Central & Eastern Europe, Arcelor Mittal invests in a new Steel Service Centre (SSC) in Krakow. With a processing capacity of 450 000 tons per year, this facility will strenghen the existing network of SSC operations in Poland, in Huta Zendzimira (Krakow) and in Bytom (near Katowice). It will start operating early in 4th quarter 2007.

This development anticipates the expected transformation of the Polish steel market over the coming years, in size as much as in quality and service standards. The new facility will be fitted with modern equipment, serviced by a lean and specialised team, and will be able to meet the evolving market requirements with the utmost efficiency.

Equipment will incorporate two de-coiling lines, one for hot rolled coils and one for cold rolled and coated material, as well as a slitting line. These lines will be localized in the existing Walcownia Tasm building in Huta Zendzimira. This unique location will allow the new centre to benefit from significant logistics and cost competitiveness.

Taking into account the existing de-coiling and slitting facilities in Huta Zendzimira and in Bytom, this new SSC unit will bring Arcelor Mittal’s SSC capacity close to 1Mt/y in Poland.

Philippe Darmayan, CEO of Arcelor Mittal Steel Solutions and Services and Vijay Bhatnagar, CEO for Eastern Europe, declared: “the fast and efficient implementation of such organic growth projects in Central and Eastern Europe is facilitated by the successful integration of Arcelor Mittal in Europe”.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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Arcelor Mittal Corporate Communications		France
Nicola Davidson	+44 207 543 1162 / 1172	Sandra Luneau	+33 1 71 92 00 58
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